Tidal ETF Trust

898 North Broadway, Suite 2

Massapequa, New York 11758

August 17, 2022

VIA EDGAR TRANSMISSION

Raymond Be

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 120 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-227298, 811-23377

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on July 28, 2022, with respect to the Amendment and the Trust’s proposed new series, the Unlimited Hedge Fund Gross Returns Replication ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

General

1.	We note the term “hedge fund” in the Fund’s name. The Fund is not a hedge fund and does not pursue hedge fund-like strategies. We also note that the Fund does not intend to invest in hedge funds at all. In addition, the requirements of the 1940 Act applicable to an open-end fund operating as an ETF would significantly curtail its ability to do so. In light of the Fund’s strategy, please explain supplementally why the Fund’s name is not materially deceptive or misleading. In addition, the term “gross returns replication” appears to imply that the Fund’s future investment performance will replicate gross returns by hedge funds. Please explain supplementally why you believe this is consistent with Rule 156 under the Securities Act of 1933, as amended (the “1933 Act”). Alternatively, revise such references throughout the document including within the Fund’s name.

Response: The Trust responds supplementally by noting that it does not believe the proposed use of “gross returns replication” in the Fund’s name was inconsistent with Rule 156 under the 1933 Act as the proposed name did not make any representations regarding future gains or income associated with an investment in the Fund. Nevertheless, the Trust has considered the Staff’s comment and has elected to revise the Fund’s name to the “Unlimited Hedge Industry Tracker ETF.” The description of the Fund’s investment strategy has been revised (as noted in the response to Comment No. 3, below) to clarify the Fund’s strategy.

Prospectus – Fund Summary – Fees and Expenses of the Fund

2.	Please supplementally provide the Staff with a completed Fee Table. In addition, please tell us in correspondence how the Trust estimated Other Expenses and determined it was a reasonable estimate of the expenses for the current fiscal year.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The Trust further responds by noting that Other Expenses and Acquired Fund Fees and Expenses were estimated based on a review of sample portfolio holdings for the Fund. The Trust believes that the estimated Other Expenses and Acquired Fund Fees and Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings.

Prospectus – Fund Summary - Principal Investment Strategy

3.	Please revise the Fund’s investment strategy and explain the Fund’s strategy in more detail. Clarify that the Fund does not follow hedge fund strategies, including, for example, that the Fund won’t be able to use similar leverage, and cannot invest in many types of investments used by hedge funds.

Response: The Prospectus has been revised to provide additional detail about the Fund’s investment strategy and how the Fund will seek to achieve its investment objective. In addition, the Fund has added to clarify that the Fund will not be able to use similar leverage as hedge funds and cannot invest in many types of investments used by hedge funds.

4.	Clearly explain how the Fund expects to “replicate hedge fund returns” when hedge funds are not subject to investment limitations for registered funds, such as types of investments, limitations on leverage, and liquidity constraints.

Response: The Prospectus has been revised to eliminate the foregoing references. Instead, language was added to clarify that more clearly explain how the Fund will construct a portfolio of investments that is designed to have similar return characteristics as the aggregate hedge fund industry.

5.	With regard to measurements with respect to underlying hedge funds (i.e., Structural Exposures, Cyclical Factors, and Tactical Tilts), explain how these measures relate to the Fund’s strategy. Does this mean that the Fund will invest in the same sectors, capitalizations, and countries that hedge funds invest in?

Response: The Prospectus has been revised to eliminate the aforementioned measurements. In conjunction with the other revisions made to the Prospectus, the Fund determined that the references to such measurements were unnecessary and potentially confusing to a retail investor.

Prospectus – Fund Summary – Principal Investment Risks

6.	With respect to the New Sub-Adviser Risk disclosure, consider discussing, if relevant, limitations in personnel or facilities.

Response: The Prospectus has been revised to add disclosure relating to the suggested matters to the risk disclosure.

7.	We note that in the Machine Learning Risk disclosure, you state that the Fund relies heavily on a publicly available machine learning selection process. In the next risk factor (Models and Data Risk), you say that the Fund is heavily dependent on proprietary, quantitative models. Please clarify your investment strategy to discuss both aspects of your strategy in clear, concise, and understandable language. In addition, please tell us supplementally when you developed these systems, and the types of data you trained them on (including whether you have trained them over various market conditions). To the extent that your systems or models are new and have not formed a basis for actual investments by the Sub-Adviser historically, clarify that in risk disclosure.

Response: The Trust has revised the disclosure to reflect that the Sub-Adviser’s machine learning selection processes and models are proprietary. The risk disclosures have been combined, and redundant language in the two risk sections has been removed. Additionally, the Prospectus has been revised to clarify the investment strategy to discuss the Sub-Adviser’s use of machine learning models in clear, concise, and understandable language.

The Sub-Adviser’s initial development of the proprietary machine learning model started in January of 2022. The model uses publicly available hedge fund performance data and asset returns data. Hedge fund performance data is available from many sources – HFRI, Bloomberg, Credit Suisse, and Barclayhedge - to name a few of the most common providers. Asset returns data is available through standard industry sources. The model used has been trained and simulated based upon more than 20 years of collected historical data, which the Sub-Advisor believes reflects a very wide range of different market and economic conditions.

This machine learning model has not formed the basis of actual investments by the Sub-Adviser historically. The Models and Data Risk disclosure has been supplemented to reflect the foregoing.

8.	In connection with the High Portfolio Turnover Risk disclosure, we note the statement that the Fund is “expected to frequently trade all or a significant portion of the securities in its portfolio.” Consider discussing this as part of the Fund’s strategy and how this may affect the Fund’s returns.

Response: The Principal Investment Strategy disclosure in the Prospectus has been supplemented with a discussion of the foregoing.

Prospectus – Additional Information About the Fund

9.	We note that the Item 9 disclosure provides descriptions about various hedge fund strategies. Please clarify this discussion, including that the Fund will not hold any underlying hedge funds (i.e., that the Fund will not invest in hedge funds), nor will the ETFs in which the Fund invests, in turn, invest in hedge funds. Also, explain supplementally the relevance of discussing hedge fund strategies as they seem remote from the strategies that this Fund will pursue.

Response: The Prospectus has been revised to eliminate the aforementioned descriptions. In conjunction with the other revisions made to the Prospectus, the Fund determined that the descriptions were unnecessary and potentially confusing to a retail investor.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 #731 or mpellegrino@torosoinv.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.95%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses(1)	0.08%
Total Annual Fund Operating Expenses	0.95%

(1) Based on estimated amounts for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $105	3 Years: $328

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